Craig M. Garner Direct Dial: (858) 523-5407 Craig.Garner@lw.com	12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com

FIRM / AFFILIATE OFFICES

February 15, 2017	Barcelona	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Re:	DASAN Zhone Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 23, 2016

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Filed November 14, 2016

File No. 000-32743

Dear Mr. Spirgel:

On behalf of our client, DASAN Zhone Solutions, Inc. (“DZSI” or the “Company”), we are responding to the comment letter dated December 29, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, which was received by the Company on February 6, 2017, with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q (the “Form 10-Q”). For ease of reference, we have set forth the Staff’s comments and the Company’s responses below.

Form 10-Q for the quarter ended September 30, 2016

Overview, page 20

1.	Expand your disclosure here and throughout your results of operations to explain how your business and results of operations are reasonably likely to change as a

February 15, 2017

result of the recently completed reverse acquisition. For example, we note your revenue by geography on page 23. Because DASAN Network Solutions was based in Korea, you should discuss whether the Korean market will become a much more significant target market in future periods.

DZSI response: The Company proposes to revise the disclosure under the “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” sections of the Form 10-Q in the form attached hereto as Annex A (revisions indicated by bold underlining or bold strikethrough).

The Company expects to file an amendment to the Form 10-Q as soon as practicable following the completion of the review of the Company’s independent registered public accounting firm of the Form 10-Q (the “10-Q Amendment”). As disclosed in the Form 10-Q, at the time of filing the Company was still in the process of engaging a new independent registered public accounting firm following the resignation of KPMG, LLP in connection with the closing of the reverse acquisition. The Company proposes to reflect the attached revised disclosure in the 10-Q Amendment.

2.	Identify any of your three customers that accounted for more than 10% of your revenues for the periods being presented. Indicate whether they were customers of DASAN or Legacy Zhone prior to the merger.

DZSI response: Each of the three customers in each period being presented accounted for more than 10% of net revenue for such period, all of whom were customers of Dasan Networks Solutions, Inc. prior to the merger.

The Company proposes to revise the last paragraph of the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Net Revenue” in the 10-Q Amendment as follows (revisions indicated by bold underlining):

“For the three months ended September 30, 2016 and 2015, three customers represented 46% and 63% of net revenue, respectively. For the nine months ended September 30, 2016 and 2015, three customers represented 44% and 56% of net revenue, respectively. SK Broadband, LG Uplus and DASAN (a related party) each accounted for more than 10% of net revenue for the three and nine months ended September 30, 2016. LG Uplus, Korea Telecom and Viettel Group each accounted for more than 10% of net revenue for the three months ended September 30, 2015. LG Uplus, Korea Telecom and SK Broadband each accounted for more than 10% of net revenue for the nine months ended September 30, 2015. Each of the foregoing customers was a customer of DNS prior to the Merger. No Legacy Zhone customers and no other

February 15, 2017

DNS customers accounted for more than 10% of net revenue during the three and nine months ended September 30, 2016 and 2015. We anticipate that our results of operations in any given period may depend to a large extent on sales to a small number of large accounts. As a result, our revenue for any quarter may be subject to significant volatility based upon changes in orders from one or a small number of key customers.”

In addition, related party disclosures will be added as applicable in future filings, including the 10-Q Amendment.

* * * * *

Please call me at (858) 523-5407 with any questions or comments you may have.

Very truly yours,

/s/ Craig M. Garner
Craig M. Garner of LATHAM & WATKINS LLP

cc:	Kirk Misaka, DASAN Zhone Solutions, Inc.

Annex A

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Excerpts)

OVERVIEW

We are a global leader in broad-based network access solutions. We provide solutions in five major product areas: broadband access, Ethernet switching, mobile backhaul, ~~Ethernet switching,~~ passive optical LAN (POLAN) and software defined networks (SDN).

Broadband Access

Our broadband access products offer a variety of options for carriers and service providers to connect residential and business customers. Our solutions allow carriers and service providers to either use high-speed fiber or leverage their existing deployed copper networks to offer broadband services to customer premises. Once our broadband access products are deployed, the service provider can offer voice, high-definition and ultra-high-definition video, high-speed internet access and business class services to their customers. We develop our broadband access products for all aspects of carrier and service provider access networks: customer premise equipment (such as DSL modems), Ethernet access demarcation devices, Gigabit passive optical network (GPON) and Gigabit Ethernet passive optical network (GEPON) optical network terminals (ONTs). We also develop central office products, such as broadband loop carriers for digital subscriber lines (DSL) and voice-grade telephone service (POTS), high-speed digital subscriber line access multiplexers (DSLAMs) with G.fast and very-high-bit-rate DSL (VDSL) capabilities, optical line terminals (OLTs) for passive optical distribution networks like GPON and GEPON as well as point-to-point Ethernet service for 1 Gigabit to 10 Gigabit access. Both DNS and Legacy Zhone were market leaders in the broadband access market prior to the Merger, and the combination of DNS and Legacy Zhone is expected to enhance our leadership position for both carrier and enterprise solutions in this market following the Merger.

Ethernet Switching

Our Ethernet switching products provide a high-performance and manageable solution that bridges the gap from carrier access technologies to the core network. Over the past ten years carriers have migrated access infrastructure to Ethernet from time-division multiplexing and asynchronous transfer mode systems. Our products can also be deployed in data centers, blurring the line between central office and data center. Our products support pure Ethernet switching as well as layer 3 IP and MPLS capabilities, and are currently being developed for interfacing with SDNs.1 Legacy Zhone did not offer comparable Ethernet switching products prior to the Merger, and therefore the Ethernet switching market is expected to provide an opportunity for growth for the combined company following the Merger.

[1]	Note: In the Form 10-Q, this paragraph was located below the paragraph discussing mobile backhaul products. The Company proposes to move this section above the mobile backhaul section to reflect the relative importance of Ethernet switching products to the combined business.

Mobile Backhaul

Our mobile backhaul products provide a robust, manageable and scalable solution for mobile operators that enable them to upgrade their mobile backhaul systems and migrate from 3G networks to LTE and beyond. We provide our mobile backhaul products to mobile operators or carriers who provide the transport for mobile operators. Our mobile backhaul products may be collocated at the radio access node (RAN) base station (BS) and can aggregate multiple RAN BS in to a single backhaul for delivery of mobile traffic to the RAN network controller. We provide standard Ethernet/IP or multiprotocol label switching (MPLS) interfaces and interoperate with other vendors in these networks. With mobile backhaul networks providing carriers with significant revenue growth in recent years, mobile backhaul has become one of the most important parts of their networks. Legacy Zhone did not offer comparable mobile backhaul products prior to the Merger, and therefore the mobile backhaul market is expected to provide an opportunity for growth for the combined company following the Merger.

Passive Optical LAN

Our FiberLAN portfolio of POLAN products are designed for enterprise, campus, hospitality, and entertainment arena usage. Our FiberLAN portfolio includes our high-performance, high-bandwidth GPON OLTs connected to the industry’s most diverse ONT product line, which include units with integrated Power over Ethernet (PoE) to power a wide range of devices such as our full range of WIFI access points (APs) and scalable WIFI AP controller. Our environmentally friendly FiberLAN POLAN solutions are one of the most cost effective LAN technologies that can be deployed, allowing network managers to deploy a future proof, low-maintenance, manageable solution that requires less space, air conditioning, copper and electricity than other alternatives. Our FiberLAN portfolio relates primarily to Legacy Zhone products, while our WIFI access points and controllers consist primarily of DNS products. We expect the combination of Legacy Zhone and DNS products in this market to enhance the functionality of our product offerings and provide an opportunity for growth for the combined company following the Merger.

Software Defined Networks

Our SDN and network function virtualization (NFV) tools and building blocks to allow service providers to migrate their networks’ full complement of legacy control plane and data plane devices to a centralized intelligent controller that can reconfigure the services of the hundreds of network elements in real time for more controlled and efficient provision of bandwidth and latency across the network. This move to SDN and NFV provides better service for end customers and a more efficient and cost-effective use of hardware resources for service providers. We leverage our broadband access, mobile backhaul and Ethernet switching expertise to extract and virtualize many of the traditional legacy control and data plane functions to allow them to be run from the cloud. The latest evolution of our hardware-based solution was designed to support SDN and NFV. Our SDN and NFV tools reflect the combined experience and technologies of DNS and Legacy Zhone.

…

RESULTS OF OPERATIONS

…

Net Revenue

Prior to the Merger, DNS was a leading telecommunications equipment provider in the Asia-Pacific region, providing products and services to some of the largest carriers in the region with a particular focus on Korea, Japan and Vietnam. DNS typically generated approximately 85% of its net revenue from the Asia-Pacific region prior to the Merger. In contrast, Legacy Zhone typically generated less than 5% of its net revenue from the Asia-Pacific region prior to the Merger, with instead the majority of its net revenue derived from the Americas and the EMEA region. Given DNS’ pre-Merger market share in Korea and in the Asia-Pacific region generally, we expect that net revenue from Korea and elsewhere in the Asia-Pacific region will continue to be significant for the combined company following the Merger, with growth opportunities for the combined company to expand sales of legacy DNS products in the geographic regions where Legacy Zhone had a strong presence.

…

Cost of Revenue and Gross Margin

…

We expect that in the future our cost of revenue as a percentage of net revenue will vary depending on the mix and average selling prices of products sold, with longer term gross margin expansion expected to come from product cost reductions and manufacturing economies of scale resulting from the Merger. In addition, continued competitive and economic pressures could cause us to reduce our prices, adjust the carrying values of our inventory, or record inventory charges relating to discontinued products and excess or obsolete inventory.

…

Selling, General and Administrative Expenses

…

We expect selling, general and administrative expenses to increase following the Merger, primarily driven by an increase in sales commission expense resulting from expected additional sales opportunities primarily related to the combined company’s mobile backhaul and FiberLAN POLAN products.